EQV VENTURES ACQUISITION CORP. II

1090 Center Drive

Park City, UT 84098

March 7, 2025

VIA EDGAR

Attention:	Peter McPhun
Mark Rakip
Ronald E. Alper
Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	EQV Ventures Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted December 9, 2024
CIK No. 0002042902

Ladies and Gentlemen:

This letter sets forth the response of EQV Ventures Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 10, 2025, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Confidential Draft Submission No. 2 to Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 114 of the Revised Registration Statement accordingly.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission March 7, 2025 Page 2

2.	We note disclosure on page 20 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of your sponsor (and its permitted transferees) at 20% of issued and outstanding ordinary shares upon consummation of this offering. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates pursuant to Item 1602(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Revised Registration Statement accordingly.

Summary

Conflicts of Interest, page 35

3.	Please expand this section of your Summary to refer to your sponsor and its affiliates and promoters and their conflicts of interest in this discussion, as required by Item 1602(b)(7) of Regulation SK. For instance, include disclosure of conflicts resulting from the repayment of sponsor loans and describe the financial interests of the sponsor, officers and directors to provide more quantitative information about the value of their investments in founder shares and private warrants that may be lost if a business combination does not occur. Please also disclose that you are not prohibited from engaging in a business combination with a target that has a relationship with entities that may be affiliated with your sponsor, affiliates, promoters, officers, directors or existing holders as noted on page 57.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 38 of the Revised Registration Statement accordingly.

Risk Factors

If we seek shareholder approval of our initial business combination…., page 42

4.	We note disclosure here that your sponsor and directors and executive officers have agreed to vote their founder shares, private placement shares and any public shares purchased during or after this offering or in the private placement in favor of your initial business combination. We also note disclosure on page 124 that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market prior to completion of your initial business combination. Please revise to explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31, 46, 121 and 129 of the Revised Registration Statement accordingly.

Securities and Exchange Commission March 7, 2025 Page 3

If we are deemed to be an investment company under the Investment Company Act…., page 50

5.	We note your risk factor disclosure on pages 50 through 52 addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. We also note your statement that by restricting the investment of the proceeds to government securities you intend to avoid being deemed an “investment company.” Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Revised Registration Statement accordingly. We confirm that if our facts and circumstances change over time, we will update our disclosure to reflect how these changes impact the risk that we may be considered to be operating as an unregistered investment company.

Use of Proceeds, page 87

6.	We note that you have included the cost for the office space, administrative and support services for only 12 months, although you have up to 24 months to complete an initial business combination. With a view toward revised disclosure in the table, please tell us why you have not included costs assuming you continue for a 24-month period and how you expect to cover those costs if not from proceeds held outside the trust.

Response:

The Company acknowledges the Staff’s comment and has revised the tabular disclosure on page 90 of the Revised Registration Statement accordingly.

Dilution, page 91

7.	We note the tabular presentation of dilution at quartile intervals. Please expand your disclosure, outside the table, to describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, founder shares’ anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, additional financing(s) in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Refer to Item 1602(c) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of the Revised Registration Statement accordingly.

Securities and Exchange Commission March 7, 2025 Page 4

Principal Shareholders

Restrictions on Transfers of Founder Shares and Private Placement Units, page 143

8.	Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 through 151 of the Revised Registration Statement accordingly.

9.	Please revise the disclosure on page 143 and similar disclosure elsewhere in the prospectus to address whether there are any circumstances or arrangements under which your sponsor or affiliates have or could indirectly transfer ownership of your securities, such as through the transfer of sponsor membership interests. See Item 1603(a)(6) of Regulation S-K. If such circumstances or arrangements exist, or if there are no limitations on the possible transfer of sponsor membership interests, please disclose this and include risk factor disclosure about the possibility that ownership and control of the sponsor may be transferred to another party or that EQV Ventures Sponsor II LLC may be removed as sponsor before identifying and completing a business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 149 of the Revised Registration Statement accordingly.

Exhibits

10.	We note the form of legal opinion submitted as Exhibit 5.2. Please ensure the executed and filed legal opinion is not limited to whether holders of ordinary shares are liable, solely because of security holder status, for additional assessments or calls on the security by the registrant; the opinion as to whether the shares are non-assessable should also address whether shareholders are liable to the registrant’s creditors. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:

The Company acknowledges the Staff’s comment and has revised the form of legal opinion submitted as Exhibit 5.2 of the Revised Registration Statement accordingly.

Securities and Exchange Commission March 7, 2025 Page 5

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Sincerely,

EQV VENTURES ACQUISITION CORP. II

By:	/s/ Jerome Silvey
Name:	Jerome Silvey
Title:	Chief Executive Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP